UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Nutanix, Inc.

(Name of Issuer)

Class A Common Stock, $0.000025 Par Value Per Share

(Title of Class of Securities)

67059N108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059N108	Page 2 of 5

1.	Name of Reporting Person. Dheeraj Pandey
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 942,628 (1)
	6.	Shared Voting Power 4,129,818 (2)
	7.	Sole Dispositive Power 942,628 (1)
	8.	Shared Dispositive Power 4,129,818 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,072,446 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3% (3)(4)(5)
12.	Type of Reporting Person IN

(1)

Consists of (i) 61,628 shares of the Issuer’s Class A common stock held of record by the Reporting Person and (ii) 881,000 shares of the Issuer’s Class B common stock held of record by the Reporting Person. The Reporting Person has sole voting power and sole dispositive power with respect to these shares.

(2)

Consists of (i) 829,818 shares of the Issuer’s Class B common stock held of record by The Pandey Revocable Trust, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees, (ii) 2,950,000 shares of the Issuer’s Class A common stock held of record by Goldman Sachs & Co. LLC as custodian for The Pandey Revocable Trust, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees, and (iii) 350,000 shares of the Issuer’s Class A common stock held of record by Goldman Sachs & Co. LLC as custodian for Param Hansa Philanthropies, a private foundation for which the Reporting Person and the Reporting Person’s spouse serve as members of the board of directors.

(3)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock was converted into Class A common stock after the date of this report.

(4)

The percentage reported assumes the conversion of all of the Reporting Persons’ Class B common stock into Class A common stock, resulting in a total of 5,072,446 shares of the Issuer’s Class A common stock outstanding. The percentage reported is based on the total of 216,987,200 shares of common stock (which reflects the sum of (x) 214,714,323 shares of Class A common stock, and (y) 2,272,877 shares of Class B common stock) outstanding as of November 30, 2021.

(5)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,710,818 shares of Class B common stock and 3,361,628 shares of Class A common stock held by the Reporting Person represent 8.6% of the aggregate combined voting power of the Class A common stock and Class B common stock as of November 30, 2021.

Item 1.

(a)	Name of Issuer:

Nutanix, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1740 Technology Drive, Suite 150, San Jose, CA 95110

Item 2.

(a)	Name of Person Filing:

Dheeraj Pandey

(b)	Address of Principal Business Office, or if None, Residence:

4524 Perdita Ln, Lutz FL 33558

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.000025 Par Value Per Share

(e)	CUSIP Number:

67059N108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned

3,361,628 shares of the Issuer’s Class A common stock and 1,710,818 shares of the Issuer’s Class B common stock, consisting of: (i) 61,628 shares of the Issuer’s Class A common stock held of record by the Reporting Person; (ii) 2,950,000 shares of the Issuer’s Class A common stock held of record by Goldman Sachs & Co. LLC as custodian for The Pandey Revocable Trust, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees; (iii) 350,000 shares of the Issuer’s Class A common stock held of record by Goldman Sachs & Co. LLC as custodian for Param Hansa Philanthropies, a private foundation for which the Reporting Person and the Reporting Person’s spouse serve as members of the board of directors; (iv) 881,000 shares of the Issuer’s Class B common stock held of record by the Reporting Person; and (v) 829,818 shares of the Issuer’s Class B common stock held of record by The Pandey Revocable Trust, for which the Reporting Person and the Reporting Person’s spouse serve as co-trustees.

(b)	Percent of Class:

2.3%, which is based on 5,072,446 shares held by the Reporting Person (assuming the conversion of all of the Reporting Persons’ Class B common stock into Class A common stock) and the total of 216,987,200 shares of the Issuer’s common stock (which reflects the sum of (x) 214,714,323 shares of Class A common stock, and (y) 2,272,877 shares of Class B common stock) outstanding as of November 30, 2021. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,710,818 shares of the Issuer’s Class B common stock and 3,361,628 shares of the Issuer’s Class A common stock held by the Reporting Person represent 8.6% of the aggregate combined voting power of the Issuer’s Class A common stock and Class B common stock outstanding as of November 30, 2021.

(c)	Number of shares as to which the Reporting Person has:

i.	Sole power to vote or direct the vote:

942,628

ii.	Shared power to vote or to direct the vote

4,129,818

iii.	Sole power to dispose or to direct the disposition of:

942,628

iv.	Shared power to dispose or to direct the disposition of:

4,129,818

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9th, 2022

Dheeraj Pandey

By:	/s/ Dheeraj Pandey